FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of October, 2005

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F  X      Form 40-F
                              -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                            Yes         No  X
                               -----      -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

               China Netcom Group Corporation (Hong Kong) Limited
                    Building C, No. 156, Fuxingmennei Avenue
                                Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

The announcement on change of joint company secretary of China Netcom Group Corporation (Hong Kong) Limited (the "Registrant"), made by the Registrant in English on October 12, 2005.


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                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED



                          By  /s/ Zhang Xiaotie
                             ------------------

                          By  /s/ Mok Kam Wan
                             ------------------






                          Name:    Zhang Xiaotie and Mok Kam Wan

                          Title:   Joint Company Secretaries



Date:    October 12, 2005


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                               [GRAPHIC OMITTED]
               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                               [GRAPHIC OMITTED]
(incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 906)

                                  ANNOUNCEMENT

                       Change of Joint Company Secretary

The board of directors (the "Board") of China Netcom Group Corporation (Hong Kong ) Limited (the "Company") announces that Mr. Oliver E Lixin has resigned as Joint Company Secretary of the Company with effect from 12 October 2005. Mr. E continues to serve as Assistant to the Chief Financial Officer and Qualified Accountant of the Company.

The Board further announces that Miss Mok Kam Wan has been appointed by the Board to replace Mr. E as Joint Company Secretary of the Company with effect from 12 October 2005. Miss Mok has over 15 years experience in company secretarial work. Miss Mok obtained L.L.B. from University of London and M.B.A. from The Hong Kong Polytechnic University. Miss Mok is also an associate member of The Institute of Chartered Secretaries and Administrators and Hong Kong Institute of Company Secretaries.

                                           By order of the Board
                                      CHINA NETCOM GROUP CORPORATION
                                             (HONG KONG) LIMITED
                                               Zhang Chunjiang
                                                  Chairman

Hong Kong, 12 October 2005

As at the date of this announcement, the board of directors of the Company comprises Mr. Zhang Chunjiang, Dr. Tian Suning, Mr. Zhang Xiaotie and Mr. Miao Jianhua as executive directors, Mr. Jiang Weiping, Ms. Li Liming, Mr. Jose Maria Alvarez-Pallete and Mr. Yan Yixun as non-executive directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.